SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 26 June 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland announcement on Stock Alternative Offer

On 21 May 2008, Bank of Ireland announced a final dividend for the year to 31 March 2008 of 39.4c per unit of ordinary stock and subsequently a Stock Alternative Offer priced at €8.10 per unit.

Since then, continuing market volatility has resulted in a significant decline in the value of many financial stocks, including Bank of Ireland, which makes the Stock Alternative unattractive relative to current market prices.

As it is not possible under the Bank's Bye-Laws to reset the price, the directors have decided, in the interests of stockholders, to withdraw the Stock Alternative Offer and to pay the final dividend of 39.4c per unit of ordinary stock wholly in cash.

In the case of future dividends, it remains the directors' intention to offer a Stock Alternative.

Those stockholders wishing to increase their holdings, by re-investing their dividends, may do so by purchasing directly in the market through the low cost dealing service offered by the Bank's Registrar, Computershare.

Ends/

26 June 2008

Contact:

Geraldine Deighan    Head of Group Investor Relations                  +353 1 604 3501

Dan Loughrey          Head of Group Corporate Communications    +353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 26 June 2008